

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
1 HaTachana St.
Kfar Saba, Israel 4453001

> **Re: ParaZero Technologies Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 9, 2024**
> **File No. 333-281443**

Dear Boaz Shetzer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman, Esq.